

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Two, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 7, 2024**
> **File No. 001-41462**

Dear Darryl Nakamoto:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed May 7, 2024

Letter to Shareholders, page 2

1. Please revise to highlight that the Combined Entity will be a "controlled company" within the meaning of the applicable rules of Nasdaq and, upon closing, Dr. Yoshiyuki Aikawa will control approximately 66.9% of the voting power of your outstanding common stock if there are no additional redemptions by the Combined Company's public stockholders.

Risk Factors
Risks Related to Pono and the Business Combination
If Pono is deemed to be an investment company for purposes of the Investment Company Act of 1940..., page 68

2. We note your revised disclosure in response to prior comment 22 and re-issue the comment in part. Please expand on this risk factor to address the risk that if you are found to be operating as an unregistered investment company, you may be required to change your operations or register as an investment company under the Investment Company Act. If you believe that under such circumstances, Pono would abandon its efforts to complete

an initial business combination and liquidate rather than attempt to change its operations or register as an investment company, please state that clearly in the risk factor.

Nasdaq may delist Pono's securities from its exchange which could limit investors' ability to make transactions in its securities..., page 90

3. Please update this risk factor to disclose the recent notices from Nasdaq informing Pono of its non-compliance with continued listing rules and describe how Pono will address the non-compliance and its potential impact on your ability to close an initial business combination.

Non-redemption Agreement, page 98

4. We note your disclosure regarding the non-redemption agreement with an unaffiliated investor pursuant to which the investor will acquire 1,500,00 to 1,700,000 shares of Class A common stock from public stockholders in the open market, at prices no higher than the redemption price per share payable to stockholders who exercise redemption rights in connection with the stockholder vote to approve the Company's proposed business combination. The non-redemption agreement appears to contemplate the purchase of Class A common stock by the investors outside the redemption offer in exchange for consideration paid by the Company or its affiliates. Please provide us with your analysis as to how the purchases under these agreements comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. In particular, please clarify if the shares being purchased could be voted in favor of approving the business combination transaction.

5. We note your description here of a non-redemption agreement with one unaffiliated investor. You also define "Non-Redemption Agreements" to be "the non-redemption agreements entered into by Pono and the Sponsor and certain unaffiliated stockholders owning, in the aggregate, 998,682 shares of Pono Class A common stock prior to entering into the Non-Redemption Agreements, pursuant to which such stockholders agreed, among other things, not to redeem or exercise any right to redeem such public shares in connection with the extension of Pono from May 9, 2023 to February 9, 2024." Please consider revising your disclosure to distinguish between the non-redemption agreements.

Background of the Business Combination, page 125

6. We note your disclosure that "[o]n January 22, 2023, SBC provided Pono management with revised financial statements. The statements reflected a reduction of revenue and net income to $321 million and $54 million, respectively. The revised projections were primarily a result of the restructuring of the SBC business entities and the change in reporting to US GAAP." Please clarify if these revised financial statements were the reason the valuation of SBC was revised from $2.5 billion in the initial LOI to $1.2 billion

in the initial draft of the Business Combination Agreement.

Note 2(a), page F-36

7. We note your response to prior comment 21 and re-issue in part. Please expand your disclosure to clearly identify all unconsolidated entities in which you own a majority equity interest. Quantify the voting interest you have in each of these entities. Disclose whether you are applying the cost method or the equity method for these investments. If you do not apply the VIE accounting model to these entities based on the not-for-profit entities scope exception then that accounting policy should be clearly disclosed. If these equity investments do not include any substantive voting or profit distribution rights, then please clearly disclose the business purpose of these investments. If asset recoverability can only be accomplished through liquidation of the investees, which are all non-profit entities, then clearly disclose how you reasonably concluded that the assets are recoverable. It appears that these assets should be classified as equity investments on your Balance Sheets instead of as "long-term payments" and that the guidance and disclosures required by ASC 321 are applicable. Disclose how purchases of these investments are classified in the Statements of Cash Flows. Compliance with ASC 230-10-45-13b. should be clearly evident. In this regard it appears that these equity investments convey certain rights of ownership.

Note 2(u), page F-43

8. Based on the disclosure in Note 16, it appears that only $1.4 million of your $29.4 million December 31, 2022 "Advances from Customers -- related parties" balance was recognized as revenue in 2023. Please expand your revenue recognition policy disclosure to fully describe the transactions included in this liability account and the relevant material rights and obligations of the Company and of the Customer. Explain why only a minimal amount was recognized as revenue.

Note 18, page F-66

9. You disclose that in January 2024, in connection with a routine tax examination of the Company's income tax returns, the Japanese tax authority discovered misappropriations of Company funds by a former director. Please clarify for us how you were able to measure the impact of the misappropriations on your reported revenue and advances from customers accounts. Specifically, it is not clear why your restated 2022 net income decreased by $1.1 million and advances from customers increased by $4.2 million. In light of the related party disclosure on page 232, please disclose whether the "former director" is a relative of the CEO. Regarding the corresponding risk factor disclosure on page 84, please tell us why your system of internal controls failed to detect this misappropriation of funds and whether you are implementing any responsive changes in your system of internal controls. Explain to us how the information in your tax return enabled the misappropriation to be detected by the tax authority.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and Services

cc: Alexandria E. Kane, Esq.